UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



____________________________________________________________________________

Application of UNITIL Corporation            )
                                             )       CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1             )       RULE 24 UNDER THE PUBLIC
                                             )       UTILITY HOLDING COMPANY
(File No. 70-8623)                           )       Act of 1935

____________________________________________________________________________


	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, UNITIL Corporation ("UNITIL"), on behalf of itself and its subsidiaries, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company, UNITIL Power Corp., UNITIL Realty Corp., UNITIL Resources Inc. and UNITIL Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by UNITIL and its subsidiaries and approving the UNITIL System money pool (HCAR. No. 25773; File No. 70-8066; March 29, 1993; File No. 70-8623; July 11, 1995).



Exhibit

Exhibit A -	Quarterly Report of UNITIL Corporation and Its Subsidiaries by
                Short-term Borrowings and Money Pool Transactions for the third quarter of 1996.



                                    SIGNATURE




	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.




						UNITIL CORPORATION




                                                By:  __/s/  Gail A. Siart_____
							 Gail A. Siart
						      Treasurer and Secretary


Dated:  October 21, 1996








                                                                    EXHIBIT  A
                           QUARTERLY REPORT BY
                  UNITIL CORPORATION AND ITS SUBSIDIARIES
             OF SHORT-TERM BORROWINGS AND MONEY POOL TRANSACTIONS
                      FOR THE THIRD QUARTER OF 1996




                                                   Exeter &
                                       Concord     Hampton      Fitchburg
                            UNITIL     Electric    Electric     Gas & Electric
                         Corporation   Company     Company      Light Company

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Third Quarter:
     Money Pool             N/A        $4,027,210    $3,419,089    $5,139,288
     Banks               $11,825,000       None         None         None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Third Quarter*   N/A           5.852%       5.894%        5.882%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Third Quarter:
     Bank of Boston       $7,825,000       None         None         None
     Fleet Bank - NH      $2,000,000       None         None         None
     Shawmut Bank, N.A.   $2,000,000       None         None         None


* Excludes Bank Service and Commitment Fees




                                                                    EXHIBIT A
                          QUARTERLY REPORT BY
                 UNITIL CORPORATION AND ITS SUBSIDIARIES
              OF SHORT-TERM BORROWINGS AND MONEY POOL TRANSACTIONS
                     FOR THE THIRD QUARTER OF 1996




                             UNITIL      UNITIL      UNITIL      UNITIL
                             Power       Realty      Service     Resources
                             Corp.       Corp.       Corp.       Inc.


(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Third Quarter:
     Money Pool           $1,897,392    $7,831,319    $1,284,463     N/A
     Banks                   None           None         None        None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Third Quarter*    5.792%        5.856%        5.933%      N/A

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Third Quarter:
     Bank of Boston           None          None         None        None
     Fleet Bank - NH          None          None         None        None
     Shawmut Bank, N.A.       None          None         None        None


* Excludes Bank Service and Commitment Fees